DRISCOLL Cuisine & Cocktail Concepts


ANNUAL REPORT

2023

This Annual Report (this "Disclosure") is furnished with respect to the certain securities ("Securities") offered and sold by DRISCOLL Cuisine & Cocktail Concepts, a Arizona Limited Liability Company (the "Issuer") through the crowdfunding portal available at www.honeycombcredit.com and each subdomain thereof (the "Portal") and operated by Honeycomb Portal LLC, a Delaware limited liability company, in reliance on the exemption from registration pursuant to Section 4(a)(6) (the "4(a)(6) Exemption") of the U.S. Securities Act of 1933 (the "Securities Act") and the regulations promulgated with respect thereto ("Regulation Crowdfunding").

The Securities may not be transferred by any investor during the one-year period beginning when the Securities are issued, unless the Securities are transferred: (i) to the Issuer; (ii) to an "accredited investor" as defined in Rule 501(a) of Regulation D; (iii) as part of an offering registered with the SEC; or (iv) to a member of the family of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstance. In addition, there is no ready market for the sale of the Securities and it may be difficult or impossible for an investor to sell or otherwise dispose of the Securities. Furthermore, the investors are not permitted to assign the Securities without the Issuer's prior written consent.

No person other than the Issuer has been authorized to provide prospective investors with any information concerning the Issuer or the Offering or to make any representation not contained in this Disclosure.

The Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any offering document or literature, including this Disclosure. These Securities are offered under the 4(a)(6) Exemption; however, the SEC has not made an independent determination that the Securities are exempt from registration. Investors should not construe the contents of this Disclosure as legal, business, tax, accounting, regulatory, investment or other advice, and should consult their own advisors concerning the Securities.

Certain information contained in this Disclosure constitute "forward-looking statements" that can be identified by the use of forward-looking terminology such as "may," "will," "should," "expect," "anticipate," "estimate," "intend," "continue," or "believe" or the negatives or variations thereof. Furthermore, any forecasts or other estimates in this Disclosure, including estimates of returns or performance, are "forward-looking statements" and are based upon certain assumptions that may change. Due to various risks and uncertainties, actual events or results or the actual performance of the Securities may differ materially from those contemplated in such forward-looking statements. Moreover, actual events are difficult to project and often depend upon factors that are beyond the control of the Issuer or the Portal. Neither the delivery of this Disclosure at any time nor any sale hereunder shall under any circumstances create an implication that the information contained herein is correct as of any time after the earlier of the relevant date specified herein or the date of this Disclosure.

| Issuer Name | DRISCOLL Cuisine & Cocktail Concepts |
| --- | --- |
| Offering Amount | $25,250 |

## COMPANY OVERVIEW

DRISCOLL Cuisine & Cocktail Concepts delivers customized personal chef services for clients' special occasions, celebrations, and social gatherings of 15 or fewer people. The company takes hospitality in the Phoenix metropolitan area to a higher level of indulgence and sophistication by offering clients a unique combination of fresh, innovative food and drinks with an interactive, approachable client service experience that people will talk about for years to come.

We target high-income men and women in the 35-54 age range living in the Phoenix metro area and those who travel to the area as tourists. Within this target audience, we focus on two primary market segments: o Professionals and Executives: Whether they live in the Phoenix area or are traveling there on vacation, our company strongly appeals to highly-educated, high-income professionals and executives who host small parties and gatherings at their homes and are keen to impress their discerning guests.

They want the peace of mind and convenience of a personal chef who handles the food preparation and logistics and allows them to focus on hosting their guests and enjoying the occasion. They also appreciate upscale, boutique fine-dining and accommodations for "staycations" located nearby. o DINKs – Dual-Income/No Kids: Our "sleeper" market segment is upper-income couples and partners (married or not) without children who eat out and travel regularly. In addition to having "go-to" destinations for unique culinary experiences, they want unique in-home dining experiences with a personal chef and will pay for convenience and superior service.

*Company History*

In the last 20 years, the culinary landscape has shifted dramatically with the proliferation of ways consumers can obtain food without cooking for themselves -- e.g., online delivery apps, ready-to-eat meals at local grocery stores, reimagined takeout options, specialized restaurants and bars. At the same time, personal chefs have stepped into a lucrative niche to prepare meals for clients in their homes and target the vast range of individual tastes, dietary restrictions, health concerns, and lifestyle choices.

Constant competition and ever-expanding choices have resulted in personal chef services being more accessible to more people beyond elites and the rich and famous. In November 2019, Brian Driscoll and Monique Hayward launched DRISCOLL Cuisine & Cocktail Concepts into this competitive marketplace with a unique value proposition: "Your Home is Your New Favorite Restaurant." We appealed to busy, high-income professionals and executives who wanted to experience fine dining in the safety and

comfort of their homes in the Phoenix, Arizona metro area. Today, having survived the COVID-19 pandemic by increasing our operational efficiencies and implementing savvy PR and marketing campaigns, we have have steadily built our client base, garnered across-the-board five-star reviews

on Google and Yelp, and established DRISCOLL as a premium personal chef service. Now, we believe that the addition of a B&B establishment will contribute significantly to the bottom line.

## COMPANY ELIGIBILITY

Name of issuer: Driscoll Cuisine & Cocktail Concepts
LLC State of Organization: AZ
Date Company Was Formed: 06-10-2019
Type of Company: LLC
Physical Address: 3533 W Tina Ln, Glendale, AZ
85310 Web Address: https://www.driscollcuisine.com

# of Employees: 2

Qualified Third Party: North Capital Private Securities

The Issuer certifies that all of the following statements are true:

- The Issuer is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- The Issuer is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- The Issuer is not an investment company registered or required to be registered under the Investment Company Act of 1940.
- The Issuer is not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- The Issuer has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement.

- The Issuer is not a development stage company that (a) has no specific business plan or

(b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.
- The Issuer, or any of its predecessors, has never failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.

## OWNERS OF THE COMPANY

| NAME | CLASS | % OWNERSHIP |
|------|-------|-------------|
| Monique Hayward | LLC | 50.0% |
| Brian Driscoll | LLC | 50.0% |

The above is the only ownership outstanding for the company. The ownership interests of a AZ LLC give the owner the right to share in the profits of the company.

### Key Persons of Issuer

Below is a list of the key officers of the Issuer along with their principal occupation, office, date of joining, and responsibilities for the past three years.

**Brian Driscoll**
Employer: Driscoll Cuisine & Cocktail Concepts LLC
Title: President

Dates of service: 2019 - present

Responsibilities: manages day-to-day operations, oversees planning and execution

Trained in the Japanese hospitality tradition of "omotenashi," which places a unique emphasis on anticipating guests' needs and being selfless in service delivery, Co-Founder & President Brian Driscoll has over 30 years of experience as a server, bartender/mixologist, and manager for large corporate chains as well as independent fine-dining restaurants. His inspiration for DRISCOLL Cuisine & Cocktail Concepts was simple: A wife who wanted to surprise her husband upon his return home from overseas military duty asked Brian to cook and serve a romantic dinner for them at their home. When seeing the sheer wonder of their reunion, Brian knew immediately he wanted more people to experience that same magic.

**Monique Hayward**

Employer: Driscoll Cuisine & Cocktail Concepts LLC
Title: CEO

Dates of service: 2019 - present

Responsibilities: provides strategic, financial, and operational leadership for the business, tracks finances, manages marketing strategy

Monique Hayward is an award-winning entrepreneur, speaker, author, and corporate marketing executive with over 25 years of business experience. In addition to DRISCOLL, Monique is the Senior Director of Business Applications Ecosystem Marketing at Microsoft Corporation. She formerly owned and operated Dessert Noir Café & Bar in Beaverton, Oregon, which she launched to fill a niche for upscale suburban dining options and was recognized as a standout in the market with awards for "Neighborhood Pick for Dessert" and "Best Bites" from The Oregonian. Monique also was a partner in Cerise Noire Software, a mobile software applications company.

*There are no other officers (or persons occupying a similar status or performing a similar function) of the Issuer.*

## RISK FACTORS

**A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.**

**The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.**

**These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.**

<u>You Might Lose Your Money</u>

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of the Company to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

<u>COVID-19 Might Have a Negative Material Effect on the Company</u>

This offering is being launched at a time when the COVID-19 pandemic is requiring the closure of many businesses, large and small. The effects COVID-19 may have on economic activity are likely substantial and unknown; there is no guaranty the Company will not suffer material negative effects as a direct or indirect result of the pandemic.

INTENDED FOR REVIEW BY POTENTIAL INVESTORS ON HONEYCOMB CREDIT ONLY. DO NOT COPY OR DISTRIBUTE

Limited Operating History

The Company has been operating only since 2019, a limited history for prospective investors to consider.

Competition

The market in which we operate is highly competitive. The Company competes with many other businesses, both large and small, on the basis of quality and price of products, location and customer experience. Changes in customer preference away from the Company's core business or the inability to compete successfully against other competitors could negatively affect the Company's financial performance.

Regulations

The ownership and operation of food operations are subject to a number of laws and regulations. Complying with these laws and regulations could prove costly.

Licensing Risk

The Company may face changes in the state and federal laws in connection to any licensing required for the sale of its products. Such changes would require the dedication of Company resources to address or amend its current operations which may adversely affect its business strategy or profitability.

Interest Rate Might Not Adequately Compensate For Risk

Theoretically, the interest rate paid by a company should compensate the creditor for the level of risk the creditor is assuming. There is no certainty that the interest rate on your Note will compensate you adequately for the level of risk.

No Right to Participate in Management

As the owner of a Note, you will not have the right to control the Company in any way or to participate in its management. You should invest (buy a Note) only if you are willing to rely completely on the Company's management team.

Reliance On Management Team

Like almost all small businesses, the Company relies exclusively on the abilities of its management team. Should any of them die, leave the Company, or become ill for a long period of time, the Company would be damaged and might not repay your Note.

Limited Products And Services

Most small, local businesses sell only one or two products or services, making them vulnerable to changes in technology and/or customer preferences.

Supplier Risk

The Company relies on third-party suppliers for the materials used in the manufacture of its products. If any of these suppliers changes the pricing, distribution, terms of service, or relationship with the Company, this could materially affect its business and/or profitability. Factors outside of the Company's control, including general market conditions, may affect its relationship with these suppliers. In addition, its ability to meet the obligations of its customers may be adversely affected if its suppliers fail to comply with agreed-upon services or quality standards in a cost-effective or timely manner.

Risk of Economic Downturn

The products the Company sells are luxuries, not necessities. In the event of a recession or other economic downturn, customers might curtail their purchase of our products.

Environmental Risk

The Company is subject to the risk of environmental liability and limitations on operations due to environmental laws and regulations. The Company is subject to extensive federal, state, and local environmental, health and safety regulations. The risks of substantial costs and liabilities related to compliance with these laws and regulations is an inherent part of the Company's business. Future conditions may develop or be discovered that create substantial environmental compliance or remediation liabilities and costs.

Consumer Products Liability Risk
The Company produces food products. If these products make customers ill due to spoilage or in some other way result in food-borne illness, the Company could be subject to legal liability if these customers sue the Company and the resulting liability is not covered by insurance.

Price Risk

The Company competes in an industry with a commodity product where the Company may not have control of the prices it will receive for its product or the prices it must pay for inputs. Price uncertainty may negatively impact the Company's business and financial situation.

### Use of Funds Risk

At the discretion of the Company's executive management team, funds raised in this offering may be used differently than specifically outlined in this document's Use of Funds section.

### Personnel Risk

The Company uses human personnel to produce its product. Accidents, illnesses, death, divorce, or lack of productivity could negatively impact the ability of personnel and, therefore, the business.

### Lack Of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies like the Company lack these controls, exposing themselves to additional risk.

### Reputation Risk

The success of the Company depends on the reputation of its brand. Adverse publicity concerning the Company's products or the Company itself could negatively impact the future of its business.

### Previous Bankruptcy

Key person Brian Driscoll filed for Chapter 7 bankruptcy in August 2012.

### The Company Might Need More Capital

The Company might need to raise more capital in the future to expand its operations, buy property and equipment, hire drivers and other personnel, market its products and services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If the Company is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

## Future Investors Might Have Superior Rights

If the Company needs more capital in the future, it might borrow money and/or sell stock, and the new investors might have rights superior to those of an investor owning a Note. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

## Inability To Sell Your Note

The law prohibits you from selling your Note (except in certain very limited circumstances) for one year after you acquire it. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have

difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your Note for its full term.

## Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, an individual investor will not have the right to enforce his, her or its rights – for example, by bringing a lawsuit. Instead, the investors will appoint a representative using a procedure set forth in the Note Purchase Agreement. It's possible that the investors as a group will appoint a representative you don't like, or that the representative will do things you believe are wrong or misguided. Once a default has occurred and a representative has been appointed, all the expenses of the representative must be paid before any further payments are made with respect to the Notes.

## Lack of Key Man Insurance

Although dependent on key personnel, the Company does not have any key man life insurance policies on any such people. In the event that such personnel die or become disabled, the Company will not receive compensation to assist for their absence and the loss of such person could negatively affect the Company.

## The Owners Could Be Bad People Or Do Bad Things

The owners of the Company could be dishonest and take your money. Even people who are very honest sometimes do dishonest things in desperate situations – for example, when their company is on the line, or they're going through a divorce or other stressful life event. It is possible that the management of the Company, or an employee, would steal from or otherwise cheat the Company, and you.

## Uninsured Losses

Although the Company will carry some insurance, we might not buy enough insurance to guard against all the risks of our business. Also, there are some kinds of risks that are simply impossible to insure against, at least at a reasonable cost. Therefore, we could incur an uninsured loss that could damage our business.

## Conflict Of Interest

In many ways your interests and the interests of the Company's management team will coincide: you all want the Company to be as successful as possible. However, your interests might be in conflict in other important areas, including these:

- You might want to keep the compensation of managers low, while managers want to make as much as they can.

- You might want the Company to act conservatively to conserve its cash, while the management team might want to grow more quickly.

- You might want the Company to look out for your interests, while the management team might subordinate your interests to the interests of employees, other investors, or others.

- The lawyers who prepared the legal documents represent the interests of the Company, not the interests of investors.

## No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither the Company nor the Notes are subject to the same degree of regulation and scrutiny as if they were registered.

## Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, as described above, it is possible that you would make a different decision if you had more information.

## Lack Of Ongoing Information

The Company will be required to provide some information to investors for at least one year following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and the Company will be allowed to stop providing annual information in certain circumstances.

## The Company is Not Subject to the Corporate Governance Requirements Of National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with the company or management), which is responsible for monitoring the company's compliance with the law. The Company will not be required to implement these and other investor protections.

## Inadequate Collateral

Although investors will have a blanket lien in the assets of the company, if the Company defaulted the resale value of the collateral would probably not be high enough to pay off the Notes.

## Cost of Enforcement

If the Company defaulted, investors would have to engage lawyers and possibly other third parties to enforce their rights. The cost of enforcement could be prohibitive.

## Other Lenders Could Have Superior Rights

The Company will take out other loans. In itself this is not risky, but these lenders will likely have a claim to collateral superior to the collateral claimed by the Note. For example, the lenders might have a claim to the future cash flows or equity ownership of the Company, or the equipment owned by the Company whereas the Note has a claim to the equipment purchased with its own proceeds. Moreover, the lenders might have clauses in their lending agreements with the Company that compel the Company to pay them first over other lenders. If the Company runs out of cash, and has a choice to pay the other lenders or the Holders of the Note, it might decide (or be required) to pay its other lenders first.

## The Guarantors Might Not Have Money

The Notes are being personally guaranteed by Monique Hayward, Brian Driscoll. That means that if the company fails to make the payments required by the Notes, investors can look to the guarantors for payment. However, the guarantors themselves might not have the money to repay investors.

Dram Shop Liability Risk

The Company plans to serve alcoholic beverages on its premises, subject to local, state and federal laws and regulations. Under law, if an establishment serves alcoholic beverages to a visibly intoxicated person, that establishment (in this case, the Company) is liable for any damages caused by that person, even if these damages occur outside of Company property, or a time subsequent to the service of alcoholic beverages to that person (this is known as Dram Shop liability). The Company could be subject to legal liability if the persons or entities so injured sue the Company and the resulting liability is not covered by insurance.

Social Host Liability Risk

Insofar as the Company plans to serve alcoholic beverages on its premises, it incurs the risk that it might serve these beverages to minors, either knowingly or unknowingly. If this occurs, the Company or its employees might be subject to criminal penalties or arrest, impeding their ability to operate the Company or damaging the Company's brand or reputation. Moreover, the Company might be liable for any damages not covered by insurance caused by an underage person under the influence of alcohol, to the extent that the Company or its employees knowingly served alcohol to an underage person.

Premises Liability Risk

The Company plans to serve beer at a physical tap room. Even if the Company complies with all applicable laws and regulations concerning the service of alcoholic beverages, and even if nobody at its events consumes alcohol, customers might become injured due to the negligence of the Company. For example, customers might fall because the taproom was constructed improperly. If the customers so injured sue the Company, the resulting liability might not be covered by insurance.

## ADDITIONAL MATTERS RELATED TO THE SECURITY

*1. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?*

The Company does not have the right to change the terms of the promissory notes or the Note Purchase Agreement. However, it does have the right to create additional classes of securities, both equity securities and debt securities. Some of these additional classes of securities could have rights that are superior to those of the promissory notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

1.  *Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?*

The owners of the promissory notes will not have the right to share in the profits of the company or participate in the management of the company.

2.  *How could the exercise of rights held by the principal shareholders affect the purchasers of the securities being offered?*

The principal shareholders could make decisions that are bad for the company and thereby adversely affect the economic interests of investors holding promissory notes. They could also issue other classes of securities with rights superior to those of investors holding promissory notes.

3.  *How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.*

The value of the Notes is determined by the face amount of the note payable to be issued. The terms of the Notes were determined by the Owner based on the Owner's opinion about the value of the project.

The Owner does not expect there to be any reason to place a value on the Notes in the future. In the event that future valuation is required, any value given the notes by the company will be determined in accordance with U.S. generally accepted accounting principles.

4.  *What are the risks to purchasers of the securities relating to minority ownership in the issuer?*

    n/a

5.  *What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?*

The company could issue securities with rights superior to those of the promissory notes.

If the company is sold, the owners of the promissory notes have the right to receive all of the principal and accrued interest.

Transactions with related parties – for example, the payment of excessive compensation – could reduce the amount of money available to make payments with respect to the promissory notes.

6.  *What other exempt offerings has the issuer conducted within the past three years?*

    {LIST ALL OTHER EXEMPT OFFERINGS}

7. *The issuer or any entities controlled by or under the common control with the issuer was not a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:*
    1. *any director or officer of the issuer;*
    2. *any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;*
    3. *if the issuer was incorporated or organized within the past three years, any promoter of the issuer;*
    4. *or (4) any immediate family member of any of the foregoing persons.*

None

## STAKEHOLDER ELIGIBILITY

With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer, or managing member of any such solicitor, prior to May 16, 2016:

1) None of any such person has been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

i) in connection with the purchase or sale of any security;

ii) involving the making of any false filing with the SEC;

iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

2) None of any such person has been subject to any order, judgement or decree of any court of competent jurisdiction, entered within five years before the filing of information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

i) in connection with the purchase or sale of any security;

ii) involving the making of any false filing with the Commission;

INTENDED FOR REVIEW BY POTENTIAL INVESTORS ON HONEYCOMB CREDIT ONLY. DO NOT COPY OR DISTRIBUTE

iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

3) None of any such person has been subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:
    i) at the time of the filing of this offering statement bars the person from:
        a)   association with an entity regulated by such commission, authority, agency or officer;
        b)   engaging in the business of securities, insurance or banking;
        c)   engaging in savings association or credit union activities; or

    ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct for which the order was entered within the 10-year period ending on the date of the filing of this offering statement.

4) None of any such person has been subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

    i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal;

    ii) places limitation on the activities, functions or operations of such person;

    iii) bars such person from being associated with any entity with any entity or from participating in the offering of any penny stock.

5) None of any such person has been subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:
    i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder;
    ii) Section 5 of the Securities Act;

6) None of any such person has been suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade.

7) None of any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed

with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued.

8) None of any such person has been subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations.

## ONGOING REPORTING

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of each fiscal year covered by the report.

Once posted, the annual report may be found on the issuer's website at: {website}

The Issuer must continue to comply with the ongoing reporting requirements until:

1) the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2) the issuer has filed, since its most recent sale of securities pursuant to this part, at least one annual report to this section and has fewer than 300 holders of record;
3) the issuer has filed, since its most recent sale of securities pursuant to this part, the annual reports required pursuant to this section for at least the three most recent years and has total assets that do not exceed $10,000,000;
4) the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5) the issuer liquidates or dissolves its business in accordance with state law.

## FINANCIAL INFORMATION

## Balance Sheet

| ASSETS | 2023 |
|---|---|
| Cash & Equivalents | 7,033 |
| Accounts Receivable | - |
| Fixed Assets | - |
| Other Assets | 286,613 |
| **TOTAL ASSETS** | **293,646** |
| LIABILITIES & EQUITY | |
| Accounts Payable | 1,958 |
| ST-Debt Payable | 18,215 |
| LT-Debt Payable | 1,728,641 |
| **TOTAL LIABILITIES** | **1,748,815** |
| Retained Earnings | (1,185,461) |
| Net Income | (269,707) |
| **TOTAL OWNER'S EQUITY** | **(1,455,168)** |
| **TOTAL LIABILITIES & EQUITY** | **293,646** |

## Income Statement

| INCOME | 2023 |
|---|---|
| Total Revenue | 36,110 |
| Cost of Goods Sold | 4,565 |
| **GROSS PROFIT** | **31,546** |
| Operating Expenses | 301,253 |
| **NET INCOME** | **(269,707)** |

## Statement of Cash Flows

| | 2023 |
|---|---|
| NET INCOME (LOSS) | (269,707) |
| CASH FLOW ACTIVITIES | |
| Net Cash from Operations | 661,408 |
| Net Cash from Investing | (1,074,242) |
| Net Cash from Financing | 684,364 |
| NET INCREASE (DECREASE) IN CASH | 1,822 |

## OFFICER CERTIFICATE

I certify that the financial statements included in this Form C-AR are true and complete in all material respects. I certify that all statements of fact and tax return information included in this Form C-AR are accurate and complete to the best of my knowledge.

_____

Signature